Burns Philp

SUPPL

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	31 January, 2003
SUBJECT:	STANDARD & POOR'S CREDIT RATING
No of Pages:	3 pages (including cover sheet)


03003499

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dw 2/3



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

31 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

STANDARD & POOR'S CREDIT RATING

I enclose copy of Press Release issued by Standard & Poor's on 31 January 2003.

Standard & Poor's have assigned the following ratings to Burns Philp:

1. Corporate Credit Rating– downgraded to 'B+' from 'BB-'
2. US$400 million 9.75% Senior Subordinated Notes, due 2012 – downgraded to 'B-' from 'B'
3. A$1.3 billion senior secured Term Loan A, maturing 2007 – assigned 'B+'
4. US$375 million senior secured Term Loan B, maturing 2009 – assigned 'B+'
5. A$100 million senior secured revolving credit maturing 2007 – assigned 'B+'
6. US$150 million Senior Subordinated Notes, due 2011 – assigned 'B-'

These ratings are on Credit Watch Negative.

Yours faithfully,

HELEN GOLDING
Company Secretary

Encl

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES
\\NTFS1\GROUP\users\SECRETAR\ASXAnnouncements\GatesASX31Jan03 b.doc

The McGraw-Hill Companies

STANDARD
&POOR'S

Press Release

Burns Philp Rating Downgraded to B+; On CreditWatch Negative

Melbourne, Jan. 31, 2003—Standard & Poor's Ratings Services said today that it has downgraded its corporate credit rating on Burns, Philp & Co. Ltd. (Burns Philp) to 'B+' from 'BB-', and its rating on Burns Philp Capital Pty. Ltd.'s US$400 million senior subordinated note issue due 2012 (guaranteed by Burns Philp) to 'B-' from 'B'.

These ratings remain on CreditWatch with negative implications, where they were placed on Dec. 13, 2002, following the company's announcement that BPC1 Pty. Ltd., a wholly-owned subsidiary of Burns Philp, had acquired a 14.9% stake in and made a primarily debt-funded takeover bid for diversified food and ingredient manufacturer Goodman Fielder Ltd. (Goodman, BBB+/Watch Neg/A-2). Burns Philp also announced that it is considering the acquisition of New Zealand Dairy Foods Ltd.

At the same time, Standard & Poor's has assigned its 'B+' rating to Burns Philp's proposed A$1.3 billion senior secured Term Loan A bank facility maturing in 2007, its 'B+' rating to the company's proposed US$375 million senior secured Term Loan B bank facility maturing in 2009, its 'B+' rating to its A$100 million senior secured revolving credit facility maturing in 2007, and its 'B-' rating to Burns Philp Capital Pty. Ltd.'s proposed US$150 million senior subordinated note program, guaranteed by Burns Philp and various subsidiaries. These ratings are also on CreditWatch negative and are subject to a review of final documentation.

The rating actions reflect Burns Philp's appetite for large acquisitions, evidenced by its A$2.4 billion unsolicited bid for Goodman Fielder, and the likelihood that, if this bid is unsuccessful, it will pursue other large, debt-funded acquisitions. The CreditWatch will be resolved once the outcome of the Goodman bid is known. If Burns Philp successfully acquires Goodman, the rating could be lowered by one notch. This would reflect the substantial increase in Burns Philp's debt load, and the significant integration risks associated with an acquisition of this size. Standard & Poor's expects Burns Philp's post-transaction total debt-to-total capitalisation ratio to exceed 85%, its funds from operations-to-total debt ratio to be about 10%, and its interest coverage ratio to be below 2x. If the bid is unsuccessful, the rating will be evaluated in the context of management's appetite for expansion opportunities and higher debt levels, and its plans for the funds raised from the company's high-yield bond issues.

About Standard & Poor's

Standard & Poor's is a leader in providing widely recognized financial data, analytical research and investment and credit opinions to the global capital markets. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture. In Asia, Standard & Poor's has been voted most influential rating agency by Finance Asia and Ratings Agency of the Year by INSTO for the second year running. Additional information is available at www.standardandpoors.com.au.

For more information contact:

Jeanette Ward, Corporate & Infrastructure Finance Ratings
(61) 3 9631 2075 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel